Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Completion of Exchange Offer and Consent Solicitation of Certain Notes

Beijing, August 21, 2023 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces completion of exchange offer and consent solicitation with respect to certain waivers and releases of the following securities.

Description of the Securities (“Existing Notes”)	ISIN/ Common Code	Exchange Consideration per US$1,000 in aggregate principal amount of the relevant Existing Notes tendered for exchange
14.5% Senior Notes due 2023	XS2176792658 217679265	US$1,000.00 in aggregate principal amount of a new senior notes (“New Notes”)and certain cash payment as consent fee (“Consent Fee”).
14.2% Senior Notes due 2023	XS2394748706 239474870
14.0% Senior Notes due 2024	XS2290806954 229080695

The settlement of the exchange offer and the issuance of the New Notes has been completed on August 18, 2023. On August 18, 2023, US$307,363,580 of the total aggregate outstanding principal amount of the Existing Notes were exchanged and the Company (i) delivered the New Notes in the aggregate principal amount of US$331,303,941 and (ii) made a payment of Consent Fees in cash in the amount of US$1,536,863.12 in full satisfaction of the Exchange Consideration to eligible holders whose Existing Notes have been validly tendered and accepted for exchange.

The notes were offered outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release does not constitute an offer to sell the notes, nor a solicitation for an offer to purchase the notes in the U.S. or any other jurisdiction.

THE EXCHANGE OFFER AND CONSENT SOLICITATION IS AVAILABLE ONLY TO INVESTORS WHO ARE NOT U.S. PERSONS AND ARE OUTSIDE THE UNITED STATES.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2022. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Sichao Zhang

Investor Relations

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com